Exhibit 4.3

AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

This Amendment (the “Amendment”) to the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of May 26, 2010, by and among SBM Financial, Inc. (the “Company”) and the holders of shares of the Company’s common stock who purchased such stock pursuant to a private placement memorandum, dated April 30, 2010 (the “Holders”) is entered into as of September 1, 2011, by the Company and a majority of the Holders of Registrable Securities of the Company (as such terms are defined in the Registration Rights Agreement) as provided in section 14(a) of the Registration Rights Agreement.

1.	The date “December 31, 2010” in the second line of paragraph 7 of the Registration Rights Agreement is deleted and the date “September 15, 2011” is substituted therefore.

2.	The last sentence of paragraph 7 is deleted and the following sentence is substituted therefore. “The Company shall use its reasonable best efforts to cause to be accepted an application for listing for trading of the Common Stock on a national securities exchange as soon as reasonably practicable after the Common Stock becomes eligible for such listing, and thereafter shall use its reasonable best efforts to maintain such listing for a continuous period of not less than five (5) years.”

The undersigned Company and Holders agree to the foregoing and have duly executed this Amendment as of the date set forth above.

SBM FINANCIAL, INC.

By:	/s/ John W. Everets
John W. Everets
Chairman and Chief Executive Officer

HOLDER:

By:
Name:
Title: